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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  -----------
                                     FORM 4
                                  -----------
                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[_] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16. FORM 4 OR FORM 5 OBLIGATIONS MAY CONTINUE. SEE INSTRUCTION 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Atlantis Equities, Inc.
--------------------------------------------------------------------------------
   (Last)                           (First)             (Middle)

     750 Lexington Avenue
--------------------------------------------------------------------------------
                                    (Street)

     New York                         NY                 10022
--------------------------------------------------------------------------------
   (City)                           (State)              (Zip)


________________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol


     CDbeat.com, Inc. (CDBT)
________________________________________________________________________________
3.   IRS or Social Security Number of Reporting Person (Voluntary)



________________________________________________________________________________
4.   Statement for Month/Year


     11/99
________________________________________________________________________________
5.   If Amendment Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)
________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


================================================================================
           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
================================================================================

                                                                                                                6.
                                                                 4.                               5.            Owner-
                                                                 Securities Acquired (A) or       Amount of     ship
                                     2.            3.            Disposed of (D)                  Securities    Form:     7.
                                     Transaction   Transaction   (Instr. 3, 4 and 5)              Beneficially  Direct    Nature of
                                     Date          Code          -------------------------------  Owned at End  (D) or    Indirect
1.                                   (Month/       (Instru. 8)                   (A)              of Month      Indirect  Beneficial
Title of Security                    Day/          ------------      Amount      or     Price     (Instr. 3     (I)       Ownership
(Instr. 3)                           Year)          Code     V                   (D)              and 4)        (Instr.4) (Instr. 4)
------------------------------------------------------------------------------------------------------------------------------------
Common Stock, $.001 par value per    11/16/99       (P)(1)          781,909(1)  (A)(1) $.0647(1) 781,909(1)    D
share

====================================================================================================================================

Remainder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                              (Print or type Responses)

                                                                        (Over)
                                                               SEC 1473 (7-96)

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity;     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4, and 5)     Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------
Warrant             $100,000 11/16/99 (X)             (1)                      (i)Common (i)                        D
                             (1)      (1)                                      Stock,    781,909
                                                                               $.001 par Shares
                                                                               value per and
                                                                               share,    (ii)
                                                                               and (ii)  762,064
                                                                               Options   Options
                                                                               to pur-   (1)
                                                                               chase
                                                                               Common
                                                                               Stock,
                                                                               $.001 par
                                                                               value per
                                                                               share
------------------------------------------------------------------------------------------------------------------------------------
Options (right to   $2.50    11/16/99 (P)       762,064      11/16/99 12/31/00 (i)Common 762,064 $.0647  762,064(1) D
buy)                         (1)      (1)       (1)                            Stock,    (1)     (1)
                                                                               $.001 par
                                                                               value per
                                                                               share
====================================================================================================================================

Explanation of Responses:

(1) Pursuant to the Warrant Amendment Agreement dated November 16, 1999, and in connection with the closing of the transactions contemplated by that certain contribution agreement dated October 29, 1999, as amended November 16, 1999 (the "Closing"), Atlantis Equities, Inc. ("Atlantis") and CDbeat.com, Inc. amended the stock purchase warrant owned by Atlantis and dated September 23, 1999 (the "Atlantis Warrant"), dividing the Atlantis Warrant into two (2) separate warrants, one issued in the name of Atlantis and one issued in the name of an affiliate, Dylan, LLC ("Dylan"). Simultaneously with the Closing, Atlantis exercised its warrant for $100,000, receiving 762,064 options and 781,909 shares, and Dylan exercised its warrant for $900,000, receiving 7,037,183 shares.

ATLANTIS EQUITIES, INC.

      /s/ Nancy Ellin                                          12/10/99
---------------------------------------------            -----------------------
      **Signature of Reporting Person                             Date
        Nancy Ellin on behalf of Atlantis
        Equities, Inc.

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.
  SEE 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.


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                                                                  SEC 1474(7-96)